SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D

Under the Securities Exchange Act of 1934

MNB Bancshares, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

553103102
(CUSIP Number)

Jack Goldstein
555 Poyntz Avenue
Manhattan, Kansas 66502
(785) 587-5100
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 2, 2000
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13 G to report the acquisition which is the subject of his Schedule 13D, and is filing this schedule because of Rule 13d-I(b)(3) or (4), check the following box:

Check the following box if a fee is being paid with this statement. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent to thereto reporting beneficial ownership of less than five percent of such class. See
Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP NO.                  13D
553103102

1.       NAME OF REPORTING PERSON
         SS OR IRS IDENTIFICATION NO. OF ABOVE
         PERSON

         Jack Goldstein
         ###-##-####

2.       CHECK THE APPROPRIATE BOX IF A MEMBER
         OF A GROUP                 A_____  B_____

         N/A

3.       SEC USE ONLY

4.       SOURCE OF FUNDS

         PF

5.       CHECK BOX IF DISCLOSURE OF LEGAL
         PROCEEDINGS IS REQUIRED PURSUANT
         TO ITEMS 2(d) OR 2(e)  ______

         N/A

6.       CITIZENSHIP OR PLACE OF ORIGINATION

         United States Citizen

NUMBER OF SHARES BENEFICIALLY OWNED BY
EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                 107,339
8.       SHARED VOTING POWER:               0
9.       SOLE DISPOSITIVE POWER:            107,339
10.      SHARED DISPOSITIVE POWER:          0

11.      AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY EACH REPORTING PERSON

         107,339

12.      CHECK BOX IF THE AGGREGATE AMOUNT
         IN ROW (11) EXCLUDES CERTAIN SHARES

         N/A

13.      PERCENT OF CLASS REPRESENTED BY
         AMOUNT IN ROW 11

         7.08%

14.      TYPE OF REPORTING PERSON

         IN

Background of this Amendment

ITEM 1.  Security and Issuer

                  Common stock, $.01 par value
                  MNB Bancshares, Inc.
                  800 Poyntz Avenue
                  Manhattan, KS 66502

ITEM 2.  Identity and Background

         This Schedule is being filed by:

         (a)      Jack Goldstein
         (b)      Business Address: 555 Poyntz Ave.
                                            Manhattan, Kansas 66502

         (c)      Principal Occupation:     Chairman of the Board
                                            Steel & Pipe Supply Co., Inc.
                                            Steel Service Center
                                            555 Poyntz Avenue
                                            Manhattan, Kansas 66502

         (d)      None
         (e)      None
         (f)      Citizenship: United States Citizen

The Reporting Person, during the last five years, has not been convicted in a criminal proceeding
(excluding traffic violations or similar misdemeanors), or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or fining any violation with respect to such laws.

ITEM 3.  Source and Amount of Funds or Other
                  Consideration

                  N/A

ITEM 4.  Purpose of Transaction

                  a. The 5,111 shares added to my holdings were the result of a 5% stock dividend on August 2, 2000.

ITEM 5.  Interest in Securities of the Issuer

                  a.       107,339 shares; 7.08%
                  b.       107,339 shares with sole voting power
                           107,339 shares with sole dispositive power
                  c.       N/A
                  d.       N/A
                  e.       N/A

ITEM 6.  Contracts, Arrangements, Understandings or
                  Relationships with Respect to Securities of the Issuer.

                  None.

ITEM 7.  Material to be Filed as Exhibits.

                  None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 31, 2000

/s/      Jack G. Goldstein